Filed Pursuant to Rule 253(g)(2)

File No. 024-11877

REALTYMOGUL INCOME REIT, LLC

SUPPLEMENT NO. 9 DATED OCTOBER 31, 2022

TO THE OFFERING CIRCULAR DATED MAY 13, 2022

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Income REIT, LLC (“we,” “our,” “us” or the “Company”), dated May 13, 2022, as filed by us with the Securities and Exchange Commission on May 13, 2022 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update our distributions.

Distributions

On August 30, 2022, our Manager authorized a daily cash distribution of $0.0018115068 per share of the Company’s common shares to shareholders of record as of the close of business on each day of the period beginning on October 1, 2022 and ending on October 31, 2022 (the “Distribution Period”). The distribution will be payable to the shareholders of record as of the close of business on each day of the Distribution Period. The Manager expects that the distributions will be paid on or about November 15, 2022.

This distribution equates to approximately 6.0% on an annualized basis assuming an $11.02 per share net asset value, calculated for the Distribution Period. The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein